Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

Dear Sirs:

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                          The Columbia Gas System, Inc
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3420

                                File No. 70-8791

         In compliance with the terms and conditions of Rule 24 of the Public Utility Holding Company Act of 1935, and the Order of the Commission dated May 8, 1996, the declarant, The Columbia Gas System, Inc. ("Columbia"), hereby certifies that from July 1, 1996 through the last day of the quarter ended September 30, 1996, Columbia issued no shares of authorized common stock ($10 par value) to participants of its Long-Term Incentive Plan.

                          Number of Shares Issued           Price of Shares Issued or
Date of Issuance             or Options Awarded               Option Exercise Price          Type of award
----------------             ------------------               ---------------------          -------------

      N/A                           N/A                                N/A                        N/A




                                         Very truly yours,

                                         THE COLUMBIA GAS SYSTEM, INC.



Date: October 24, 1996                   By:    //s//J. W. Grossman
      ----------------                       ---------------------------------
                                                J. W. Grossman, Vice President
                                                and Controller